SECURITIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2007

LUMENIS LTD.
(Translation of registrant’s name into English)

P.O.Box 204, Yokneam 20692, Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

Attached hereto and incorporated herein are the following press releases of the Registrant:

1.	Registrant’s Press Release dated October 9, 2007 entitled “Lumenis Introduces the Newest Innovations in Fractional CO2 Laser Skin Therapy – Bridge Therapy with New Micro-ablative and Sub-ablative Treatments”, attached hereto as Exhibit 99.1;

2.	Registrant’s Press Release dated October 15, 2007 entitled “Lumenis Ltd. Announces Senior Leadership Appointments Strengthening the Company’s Strategic Businesses – Dale Koop will take up position of Sr. Vice President and General Manager of the Lumenis’ Aesthetic Business on October 21st 2007”, attached hereto as Exhibit 99.2; and

3.	Registrant’s Press Release dated October 17, 2007 entitled “Lumenis Ltd. Announces Appointment of Corporate Vice President, Business Development in Support of the Company’s Long-term Growth Strategy”, attached hereto as Exhibit 99.3.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD. (Registrant) By: /s/ William Weisel —————————————— William Weisel Vice President, General Counsel & Corporate Secretary

Dated: November 13, 2007

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